UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 70262 / August 27, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15388

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In the Matter of

GEO PETROLEUM, INC.,	:	ORDER MAKING FINDINGS
GLOBAL DIAMOND RESOURCES, INC.,	:	AND REVOKING
GLOBALSOFT ACQUISITION	:	REGISTRATIONS BY
GROUP, INC., and	:	DEFAULT
GLOBUS WIRELESS, LTD.	:	

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     The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on July 23, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents Geo Petroleum, Inc. (Geo Petroleum), Global Diamond Resources, Inc. (Global Diamond), Globalsoft Acquisition Group, Inc. (Globalsoft Acquisition), and Globus Wireless, Ltd. (Globus Wireless) (collectively, Respondents), repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13 thereunder.

     The Division of Enforcement and the Office of the Secretary provided evidence that Respondents were served with the OIP by July 30, 2013, in accordance with Rules 141(a)(2)(ii) and (iv) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii), (iv). Respondents' Answers were due within ten days after service of the OIP, or by August 12, 2013. OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). On August 13, 2013, Respondents were ordered to show cause, by August 23, 2013, why the registrations of their securities should not be revoked by default. To date, Respondents have not filed Answers or responded to the Order to Show Cause.

     Respondents are in default for failing to file Answers or otherwise defend the proceeding. See OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

     Geo Petroleum, Central Index Key (CIK) No. 1016275, is a suspended California corporation located in Yorba Linda, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Geo Petroleum is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form

10-QSB for the period ended September 30, 2002, which reported a net loss of $746,273 for the prior nine months.

Global Diamond, CIK No. 1003076, is a permanently revoked Nevada corporation located in La Jolla, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Global Diamond is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of over $1 million for the prior nine months.

Globalsoft Acquisition, CIK No. 1135297, is a dissolved Nevada corporation located in Los Angeles, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Globalsoft Acquisition is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $551 for the prior six months.

Globus Wireless, CIK No. 939402, is a permanently revoked Nevada corporation located in Kelowna, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Globus Wireless is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 31, 2002, which reported a net loss of over $1.4 million for the prior twelve months. As of July 11, 2013, Globus Wireless's stock (symbol "GBWL") was traded on the over-the-counter market.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Geo Petroleum, Inc., Global Diamond

Resources, Inc., Globalsoft Acquisition Group, Inc., and Globus Wireless, Ltd., are hereby REVOKED.

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        Cameron Elliot
        Administrative Law Judge